Mail Stop 6010

February 9, 2007

Charles B. Eddy
Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

      Re: **Intevac, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2006
             File No. 000-26946

Dear Mr. Eddy

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant